(Celgene Corporation letterhead)
Via Facsimile
May 24, 2010
Sasha S. Parikh, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celgene Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 18, 2010 Definitive Proxy Statement on Schedule 14A filed April 30, 2010 File Number: 0-16132
Dear Ms. Parikh:
We acknowledge receipt of your comment letter dated May 21, 2010 in respect of Celgene Corporation’s Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A filed April 30, 2010.
We understand that the purpose of your review is to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
We are asking for an extension of 10 business days for our response, meaning we plan to respond within 20 business days from the date of your letter.
Sincerely,
/s/ David W. Gryska
David W. Gryska
Senior Vice President and Chief Financial Officer

cc:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Review Accountant
Jeffrey P. Riedler, Assistant Director
Michael Rosenthall, Staff Attorney
Andre Van Hoek, Celgene Vice President and Corporate Controller